SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL AND PACIFIC RUBIALES ANNOUNCE AGREEMENT TO START THE PILOT PROJECT OF THE STAR TECHNOLOGY

Bogotá, Thursday, March 31, 2011 – Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) and Pacific Rubiales Energy Corp. (BVC: PREC; TSX: PRE) announced today that they have agreed to carry out a pilot project of the “STAR”(Synchronized Thermal Additional Recovery) technology, provided by Pacific Rubiales, in the Quifa field in the Llanos Orientales in Colombia.

The two companies, after a period of studies and tests in the research laboratories at the University of Calgary, have reached the conclusion that the implementation of in-situ combustion based technologies, such as “STAR”, is one of the best options to increase the recovery factor in the heavy oil fields of Colombia.

Considering the above, the two companies acknowledge the importance of starting as soon as possible a pilot project under field conditions. This pilot project will be carried out in the Quifa field, under the terms, conditions and obligations established in the existing Quifa Association Contract between the two companies.

The reservoir characteristics in the Quifa field are similar to those of the neighbouring Rubiales field. The companies agree that the technology could be extended to the Rubiales field, provided that both the pilot project in Quifa is judged to be successful, and the two parties reach satisfactory commercial terms in addition to all the aspects necessary to its commercial application in the Rubiales field.

The STAR pilot project in Quifa aims to test the efficiency of the technology, to fine-tune the necessary operational parameters, and to establish the increase in the recovery factor that will lead to the commercial implementation of the technology.

As part of this agreement, the two companies will proceed in the shortest possible time, to the definition of the required parameters for the implementation of the pilot project, as well as the basis for the following phases, including:

•	The design, duration and scope of the pilot project, and other tests to be carried out in the Quifa field

•
The technical conditions under which the pilot project will be judged to be successful as well as other conditions that are deemed necessary to proceed to the implementation of STAR at commercial scale in the Quifa field.

•
Metapetroleum, PRE’s 100% owned affiliate, and the operator in the Quifa field, will start the construction of the production facilities, drilling of wells and equipment movements necessary to put the pilot project into operation

Ecopetrol and Pacific Rubiales Energy Corp, have agreed to subscribe all the necessary documentation to commence the STAR pilot project.

------------------------------------

Ecopetrol:

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

Disclaimer:

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

For further information in Ecopetrol:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

www.ecopetrol.com.co

Pacific Rubiales:

Pacific Rubiales, a Canadian-based company and producer of natural gas and heavy crude oil, owns 100 percent of Meta Petroleum Corp., a Colombian oil operator which operates the Rubiales and Piriri oil fields in the Llanos Basin in association with Ecopetrol S.A., the Colombian national oil company. The Company is focused on identifying opportunities primarily within the eastern Llanos Basin of Colombia as well as in other areas in Colombia and northern Peru. Pacific Rubiales has a current net production of approximately 88,000 barrels of oil equivalent per day, after royalties, with working interests in 40 blocks in Colombia, Peru and Guatemala.

Cautionary Note Concerning Forward-Looking Statements:

The Company’s common shares trade on the Toronto Stock Exchange and La Bolsa de Valores de Colombia under the ticker symbols PRE and PREC, respectively.
Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, reserve and resource estimates, potential resources and reserves and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions; failure to establish estimated resources or reserves; fluctuations in petroleum prices and currency exchange rates; inflation; changes in equity markets; political developments in Colombia or Peru; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 10, 2011 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information in Pacific Rubiales Energy:

Mr. Ronald Pantin
Chief Executive Officer and Director

Mr. José Francisco Arata
President and Director

(416) 362 7735

Ms. Belinda Labatte
Investor Relations, Canada
(647) 428 7035

Ms. Carolina Escobar V
Investor Relations, Colombia
+ (57 1) 628 3970

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer